Exhibit (i)

ROPES & GRAY LLP PRUFENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 11, 2015

ProShares Trust 7501 Wisconsin Avenue, Suite 1000 Bethesda, Maryland 20814
Ladies and Gentlemen:

We are furnishing this opinion in connection with the proposed offer and sale by ProShares Trust, a Delaware statutory trust (the “Trust”), of shares of beneficial interest of ProShares Short Gold Miners, ProShares UltraShort Gold Miners and ProShares Ultra Gold Miners (collectively, the “Shares”), pursuant to post-effective amendment No. 135 on Form N-1A (the “Post-Effective Amendment”) under the Securities Act of 1933, as amended.

We are familiar with the actions taken by the Trustees of the Trust to authorize the issuance of the Shares. We have examined the Trust’s Certificate of Trust (as on file in the office of the Secretary of State of the State of Delaware), its Agreement and Declaration of Trust, as amended, its Bylaws and such other documents as we deemed necessary for the purposes of this opinion. We assume that upon sale of the Shares by the Trust the Trust will receive the net asset value thereof.

Based upon the foregoing, we are of the opinion that the Trust is authorized to issue an unlimited number of Shares, and that, when the Shares are issued and sold, they will be validly issued, fully paid and nonassessable by the Trust.

We consent to the filing of this opinion as an exhibit to the Post-Effective Amendment.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP